SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

SCHEDULE 13D

Under Securities Exchange Act of 1934

(Amendment No. 43)

Food Technology Service, Inc.
(formerly Vindicator, Inc.)
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(Name of Issuer)

Common Shares, $0.01 Par Value
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(Title of Class of Securities)

344798103
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(CUSIP Number)

David L. Nicholds, Esq.
MDS Nordion, a division of MDS (Canada) Inc.
(a successor of MDS Nordion Inc.) ("MDS Nordion")
447 March Road
Ottawa, Ontario, Canada K2K 1X8
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 5, 2005

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 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a pervious statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 13 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP NO. 344798103	PAGE 1 OF 5 PAGES
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON. MDS Nordion ___________________________________________________________________________________
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*. (a) [ ] (b) [ ] ____________________________________________________________________________________
3	SEC USE ONLY ____________________________________________________________________________________
4	SOURCE OF FUNDS* WC & Affiliate ____________________________________________________________________________________
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e). [ ] ____________________________________________________________________________________
6	CITIZENSHIP OR PLACE OF ORGANIZATION. Ontario, Canada ____________________________________________________________________________________
Number of Shares Beneficially Owned by each Reporting Person with	7	Sole Voting Power: ____________________________________________________________________________
	8	Shared Voting Power: 4,118,003 ____________________________________________________________________________
	9	Sole Dispositive Power: ____________________________________________________________________________
	10	Shared Dispositive Power: 4,118,003 ____________________________________________________________________________
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 4,118,003 ____________________________________________________________________________________
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ] ____________________________________________________________________________________
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.64% ____________________________________________________________________________________
14	TYPE OF REPORTING PERSON* CO ____________________________________________________________________________________

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D
CUSIP NO. 344798103	PAGE 2 OF 5 PAGES
1

NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON.

Laboratoires MDS Quebec Ltée

______________________________________________________________________________________________________

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*. (a) [ ] (b) [ ] ____________________________________________________________________________________
3	SEC USE ONLY ____________________________________________________________________________________
4	SOURCE OF FUNDS* Affiliate ____________________________________________________________________________________
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e). [ ] ____________________________________________________________________________________
6	CITIZENSHIP OR PLACE OF ORGANIZATION. Quebec, Canada ____________________________________________________________________________________
Number of Shares Beneficially Owned by each Reporting Person with	7	Sole Voting Power: ____________________________________________________________________________
	8	Shared Voting Power: 4,118,003 ____________________________________________________________________________
	9	Sole Dispositive Power: ____________________________________________________________________________
	10	Shared Dispositive Power: 4,118,003 ____________________________________________________________________________
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 4,118,003 ____________________________________________________________________________________
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ] ____________________________________________________________________________________
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.64% ____________________________________________________________________________________
14	TYPE OF REPORTING PERSON* CO ____________________________________________________________________________________

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D
CUSIP NO. 344798103	PAGE 3 OF 5 PAGES
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION OF ABOVE PERSON. MDS INC. ____________________________________________________________________________________
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*. (a) [ ] (b) [ ] ____________________________________________________________________________________
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC & Affiliate ____________________________________________________________________________________
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e). [ ] ____________________________________________________________________________________
6	CITIZENSHIP OR PLACE OF ORGANIZATION. Ontario, Canada ____________________________________________________________________________________
Number of Shares Beneficially Owned by each Reporting Person with	7	Sole Voting Power: ____________________________________________________________________________
	8	Shared Voting Power: 4,118,003 ____________________________________________________________________________
	9	Sole Dispositive Power: ____________________________________________________________________________
	10	Shared Dispositive Power: 4,118,003 ____________________________________________________________________________
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 4,118,003 ____________________________________________________________________________________
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ] ____________________________________________________________________________________
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.64% ___________________________________________________________________________________
14	TYPE OF REPORTING PERSON* CO ____________________________________________________________________________________

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.

Security and Issuer

Shares of Common Stock, $0.01 par value

Food Technology Service, Inc.
502 Prairie Mine Road
Mulberry, Florida 33860 USA
________________________________________________________________________________________________

Item 2.	Identity and Background N/A ________________________________________________________________________________________
Item 3.	Source and Amount of Funds or Other Consideration. N/A ________________________________________________________________________________________
Item 4.

Purpose of Transaction

Item 4 is hereby amended.

As of January 5, 2005, Food Technology Service, Inc. ("FTSI") paid down a further $100,000US of its indebtedness to MDS Nordion. FTSIs current indebtedness to MDS Nordion is $463,194US and is convertible to stock ("Convertible Indebtedness"). The Convertible Indebtedness is convertible into common shares of FTSI at the conversion rate of 70% of the closing price of the last trade date prior to the date of exercise of the conversion right.

Since the 13D Amendment 42, filed with the SEC in November, 2004, (which calculated the beneficially owned shares based on the closing share price on November 12, 2004 i.e., 70% of $0.90 or $0.630) the closing share price of FTS increased to $1.20 as of January 5, 2005. The conversion price therefore on January 5, 2005 was $0.840 (70% of $1.20).

At the close of business on January 5, 2005, Nordion beneficially owned 4,118,003 shares of stock, which constitutes approximately 35.64% of the outstanding shares of FTSI. The number of shares beneficially owned as of January 5, 2005 has been computed by aggregating (i) the number of shares that Nordion actually owns; and (ii) the number of shares into which Nordion could elect to convert the Convertible Indebtedness on the basis of the closing price on January 5, 2005 (i.e., 70% of $1.20) or 551,421shares. Pursuant to publicly available information 11,001,038 shares of Food Technology Service, Inc. were issued and outstanding as of January 5, 2005.

________________________________________________________________________________________

Item 5.	Interest in Securities of the Issuer See Item 4 and 6. ________________________________________________________________________________________
Item 6.

Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

By Letter dated January 5, 2005, MDS Nordion extended its waiver of right of conversion of interest accruing on FTSI Convertible Indebtedness to January 1, 2006.

________________________________________________________________________________________

Item 7.	Materials to be filed as Exhibits N/A ________________________________________________________________________________________

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief the undersigned certify that the information set forth in this statement is true and correct.

Dated: January 7, 2005

MDS NORDION, a division of MDS (Canada) Inc. By: /s/ David L. Nicholds Name: David L. Nicholds Title: Vice President, General Counsel & Corporate Secretary
MDS INC. By: /s/ Peter E. Brent Name: Peter E. Brent Title: Senior Vice President & General Counsel & Corporate Secretary
LABORATOIRES MDS QUEBEC LTEE. By: /s/ Peter E. Brent Name: Peter E. Brent Title: Vice President & Corporate Secretary